STATEMENT OF INVESTMENTS
Dreyfus Premier Equity Income Fund
August 31, 2008 (Unaudited)

Common Stocks--96.4%	Shares	Value ($)
Consumer Discretionary--14.0%		
Barnes & Noble	200	4,946
Best Buy	150	6,715
Choice Hotels International	300	8,097
Family Dollar Stores	200	4,984
Foot Locker	750	12,217
H & R Block	450	11,493
Harley-Davidson	250	9,945
Hasbro	300	11,220
Interactive Data	500	15,050
McDonald's	475	29,474
McGraw-Hill	125	5,355
NIKE, Cl. B	200	12,122
Nordstrom	100	3,110
Regal Entertainment Group, Cl. A	500	8,380
Snap-On	200	11,404
Staples	300	7,260
VF	150	11,888
Virgin Media	525	5,985
Walt Disney	600	19,410
Wolverine World Wide	200	5,266
		204,321
Consumer Staples--10.1%		
Altria Group	100	2,103
Campbell Soup	225	8,282
Coca-Cola	500	26,035
ConAgra Foods	300	6,381
H.J. Heinz	25	1,258
Herbalife	175	8,242
Kellogg	25	1,361
Lorillard	150	10,836
McCormick & Co.	325	13,146
PepsiCo	150	10,272
Philip Morris International	325	17,453
Procter & Gamble	100	6,977
Reynolds American	350	18,543
Safeway	250	6,585
Sara Lee	375	5,063
Wal-Mart Stores	100	5,907
		148,444
Energy--14.1%		
BP, ADR	250	14,407
Chevron	500	43,160
ConocoPhillips	325	26,816
Exxon Mobil	775	62,008
Frontline	325	19,633

Marathon Oil	250	11,267
Occidental Petroleum	100	7,936
Overseas Shipholding Group	125	8,968
Patterson-UTI Energy	250	7,105
Valero Energy	150	5,214
		206,514
Financial--10.9%		
Bank of America	525	16,348
Barclays, ADR	150	3,855
CapitalSource	400	5,032
Chubb	50	2,400
Citigroup	575	10,919
Deutsche Bank	75	6,365
Federal National Mortgage		
Association	300	2,052
Goldman Sachs Group	100	16,397
Hudson City Bancorp	525	9,681
ING Groep, ADR	200	6,230
JPMorgan Chase & Co.	650	25,018
Merrill Lynch & Co.	75	2,126
Moody's	125	5,083
OneBeacon Insurance Group	550	11,770
People's United Financial	520	9,318
Progressive	350	6,465
Travelers Cos.	150	6,624
Ventas	200	9,084
Wachovia	275	4,370
		159,137
Health Care--11.8%		
Aetna	300	12,942
Becton, Dickinson & Co.	100	8,738
Biovail	225	2,407
Bristol-Myers Squibb	275	5,868
CIGNA	75	3,141
Eli Lilly & Co.	275	12,829
Humana	200 a	9,280
Johnson & Johnson	600	42,258
McKesson	325	18,779
Merck & Co.	500	17,835
Pfizer	1,275	24,365
Quest Diagnostics	125	6,756
UnitedHealth Group	250	7,613
		172,811
Industrial--9.3%		
Burlington Northern Santa Fe	75	8,055
CSX	100	6,468
Emerson Electric	200	9,360
Equifax	100	3,533
General Dynamics	125	11,537
General Electric	625	17,562
Ingersoll-Rand, Cl. A	225	8,309
Joy Global	100	7,104

Lockheed Martin	200	23,288
Pitney Bowes	325	11,099
Raytheon	350	20,997
Steelcase, Cl. A	400	4,440
Waste Management	125	4,398
		136,150
Information Technology--15.9%		
Accenture, Cl. A	525	21,714
ADTRAN	300	6,840
Analog Devices	300	8,388
Applied Materials	675	12,096
FactSet Research Systems	100	6,271
Hewlett-Packard	375	17,595
Imation	225	4,779
Infosys Technologies, ADR	250	10,320
Intel	500	11,435
International Business Machines	225	27,389
Linear Technology	200	6,528
Maxim Integrated Products	250	5,137
Microchip Technology	275	8,803
Microsoft	625	17,056
Nokia, ADR	400	10,068
QUALCOMM	300	15,795
Taiwan Semiconductor Manufacturing, ADR	1,105	10,730
Telefonaktiebolaget LM Ericsson, ADR	900	10,278
Texas Instruments	425	10,417
Western Union	400	11,048
		232,687
Materials--2.9%		
Dow Chemical	400	13,652
Freeport-McMoRan Copper & Gold	75	6,699
Methanex	325	8,197
Nucor	125	6,563
Reliance Steel & Aluminum	50	2,851
Wausau Paper	500	4,305
		42,267
Telecommunication Services--3.4%		
AT & T	550	17,594
BCE	300	11,349
Bell Aliant Regional Communications	23	603
Frontier Communications	600	7,542
Windstream	1,000	12,420
		49,508
Utilities--4.0%		
Atmos Energy	375	10,327
Duke Energy	500	8,720
Edison International	150	6,888
OGE Energy	75	2,528
PG & E	275	11,366

Pinnacle West Capital	300	10,557
Sempra Energy	150	8,688
		59,074
Total Common Stocks		
(cost $1,423,347)		**1,410,913**
Total Investments (cost $1,423,347)	**96.4%**	**1,410,913**
Cash and Receivables (Net)	**3.6%**	**53,177**
Net Assets	**100.0%**	**1,464,090**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

At August 31, 2008, the aggregate cost of investment securities for income tax purposes was $1,423,347.
Net unrealized depreciation on investments was $12,434 of which $152,126 related to appreciated investment securities
and $164,560 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,

credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing

in those securities.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried

at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	1,410,913	0
Level 2 - Other Significant Observable Inputs	0	0
Level 3 - Significant Unobservable Inputs	0	0
Total	1,410,913	0

*Other financial instruments include derivative instruments, such as futures, forward currency
exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.